UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70708

CONFIDENTIAL

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BTCO Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

620 Fifth Avenue, Suite 206
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __J. Clarke Gray_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BTCO Securities, LLC_____, as of __December 31,_____, 2 __2025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _J. Clarke Gray_____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BTCO Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

BTCO Securities, LLC

CONTENTS

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of BTCO Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BTCO Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BTCO Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BTCO Securities, LLC management. Our responsibility is to express an opinion on BTCO Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BTCO Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of BTCO Securities, LLC's financial statements. The supplemental information is the responsibility of BTCO Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole

Ohab and Company, P.A.

We have served as BTCO Securities, LLC's auditor since 2022.

Maitland, Florida

April 13, 2026

1

BTCO Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	365,561
Prepaid expenses and deposits		189,427
Furniture, equipment and leasehold improvements, net (Note 6)		54,522
Right of use lease		374,402
Total assets	$	983,912

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	60,388
Lease liability		374,402
Total liabilities	$	434,790

Commitments and contingencies (Note 8) -

Member's Equity

Common stock, par value	$	10,000
Additional paid-in capital		902,948
Retained deficit		(363,826)
Total Stockholder's Equity	$	549,122
Total Liabilities and Member's Equity	$	983,912

See accompanying notes to financial statements

BTCO Securities, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2025
Revenue	
Chaperoning Service	$ 1,267,391
Other	7,900
	1,275,291
Expenses	
Employee compensation and benefits	
Communications, technology and data	1,585,383
Occupancy	112,349
Depreciation	168,671
Professional fees	37,598
Travel and entertainment	89,773
Other	36,242
Total Expenses	33,484
	$ 2,063,500
Net loss	$ (788,209)

See accompanying notes to financial statements

BTCO Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance, January 1, 2025	$ 10,000	$ 661,948	$ 424,383	$ 1,096,331
Member contributions	-	241,000	-	241,000
Net loss	-	-	(788,209)	(788,209)
Balance, December 31, 2025	$ 10,000	$ 902,948	$ (363,826)	$ 549,122

See accompanying notes to financial statements

4

BTCO Securities, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

Cash flows from operating activities		
Net loss	$	(788,209)
Adjustments to reconcile net income to net cash used by operating activities		
Non-cash operating lease expense		171,513
Non-cash interest expense		26,754
Depreciation expense		37,598
(Increase) decrease in operating assets:		
Chaperoning fees receivable		266,411
Prepaid expenses and other assets		(7,613)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		22,505
Lease liability		(274,981)
Net cash used by operating activities		(564,022)
Cash flows from financing activities		
Member contributions		241,000
Net cash provided from financing activities		241,000
Cash flows from investing activities		
Capital expenditures		(11,191)
Net cash used by investing activities		(11,191)
Net change in cash		(317,013)
Cash, beginning of year		682,574
Cash, end of year	$	365.561

Non-Cash items
Interest paid: $0
Taxes: $0

5

See accompanying notes to financial statements

Note 1 - Organization And Nature Of Business

BTCO Securities LLC (the "Company") is a wholly owned subsidiary of BTCM Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of FINRA, and a member of the Securities Investor Protection Corporation ("SIPC").

The Company does not carry accounts for customers or perform clearing functions. The Company's primary business is offering "Chaperoning" Service (Rule 15a-6) to its affiliates and Private Placements.

Note 2: Summary Of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U .S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times, cash may be in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Revenue Recognition

The Company supports the investment banking activities of its affiliates in the US, for which it is paid fees. The fees approximate monthly expenses of the Company and are recorded as income as its performance obligation of chaperoning is completed.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations.   Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the shareholder is liable for Individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed

Note 2: Summary Of Significant Accounting Policies(continued)

Furniture, Equipment and Leasehold Improvements, net(continued)

of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying statement of operations.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $266,411 and $0, respectively.

Note 3: Related Party Transactions

During 2025, 93% of revenues were from an affiliate of the company.

Note 4: Off-Balance-Sheet Risk And Concentrations Of Credit Risk

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 5: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company has regulatory net capital of $305,173, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is the net capital requirement of the SEC Rule 15c3-1) by $55,173. Aggregate indebtedness as of December 31, 2025 was 20%.

Note 6: Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, are summarized as follows: Furniture,

equipment and leasehold improvements, net, are summarized as follows:

	Original cost	Accumulated depreciation	Net value
Furniture and equipment	$133,666	$(79,144)	$54,522
Total	$133,666	$(79,144)	$ 54,522

Depreciation expense for the year ended December 31, 2025, was $37,598.

Note 7: Segment Reporting

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including 15a-6 chaperoning services, agency transactions, and investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 93 percent of its total revenues from a single external customer in 2025.

8. Commitments And Contingencies

The Company amended its lease in November 2025 moving to a new space with a reduced rent commitment. It is an operating lease for office space that expires in June 2028, the same date as the original lease. There is approximately $408,285 in future payments due under this lease.

The office lease requires a deposit with the landlord in amount of $174,829. This amount is reflected in "Prepaid expenses and other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis for both the original and amended lease was approximately $160,233 in 2025.

In accordance with ASU No. 2016-02 (Topic 842), the Company included in its Statement of Financial Condition this lease as a Right of Use asset and a partially offsetting liability. The amount of the lease asset and lease liability reflects the present value of future unpaid lease payments. The incremental rate used was 6.8%. Amounts reported on the balance sheet as of 12/31/25 were as follows:

Right of Use Asset: $374,402
Lease Liability: $374,402
There are no other commitments or contingencies at December 31, 2025.

Note 9- Company Condition

The Company had a loss of $788,209 for the year ended December 31, 2025, and has received capital contributions from its member for working capital. The Company's member has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanying financials statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

Note 10- Subsequent Events

The Company has had no subsequent events through the date the financial statements were available to be issued, and determined there were no disclosures or adjustments required.

BTCO Securities, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Schedule I

		December 31, 2025
Total member's equity		$ 549,122
Deductions		
Non-allowable assets:		
Prepaid expenses and deposits	189,427	
Furniture, equipment and leasehold improvements, net (Note 10)	54,522	
Total non-allowable assets		243,949
Net capital		$ 305,173
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 60,388	
Total aggregate indebtedness		$ 60,388
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $250,000 minimum dollar net capital)		$ 250,000
Excess net capital		$ 55,173
Percentage of aggregate indebtedness to net capital		20%

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2025 included in the Company's unaudited Form X-17a5, Part II

Computation for Determination of Reserve Requirements
and information relating to the possession or control requirements
under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II

Year Ended December 31, 2025

Computation for determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company has not directly or indirectly held or otherwise owed funds or securities for or to customers, has not carried accounts of or for customers, and has not carried PAB accounts.

Information relating to possession or control requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2024.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of BTCO Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) BTCO Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which BTCO Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) BTCO Securities, LLC stated that BTCO Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. BTCO Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BTCO Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 13, 2026

Exemption Report

BTCO Securities LLC (the "Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the (k)(2)(i) provision of 17 C.F.R. §240.15c3-3.

(2) The Company met the (k)(2)(i) exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the fiscal year ended December 31, 2025, without exception.

I swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: J. Clarke Gray

Signed: [signature]

Title: CFO

Date: February 28, 2026